Memorandum and Articles of Association The disclosure under the caption ‘Memorandum and Articles of Association’ contained in Form 20F for the years ended 31 December 2000, 2001 and 2014 is incorporated by reference herein, together with the disclosure below. The 2018 Annual General Meeting of HSBC Holdings approved alterations to the Articles of Association to: • remove provisions related to the creation of bearer shares, as these are now prohibited by law; • allow for meetings to be held electronically as well as physically, in accordance with applicable law. The changes allow for meetings to be held and conducted in such a way that persons who are not present together at the same place may attend, speak and vote at the meeting by electronic means or at a different satellite meeting location. The changes will not permit meetings to be held solely by electronic means; a physical meeting will still be required; • amend the provisions relating to shareholders who are considered to be untraced after a period of 12 years to provide that HSBC may sell the shares of such shareholders and can use the proceeds of that sale for the purposes of its business. The proceeds of such sale will be treated as forfeited by the former shareholder following the sale of the shares and the former shareholder will have no further rights to claim the proceeds; • remove the requirement for retirement by rotation and provide for automatic retirement of all of HSBC Holdings' Directors at each annual general meeting, where they will be subject to annual reelection by shareholders; and • update the manner in which dividends are paid, including the payment of scrip dividends using treasury shares.